

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

November 7, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock certifies its approval for listing and registration of the Depositary Shares each representing a 1/1,000th interest in a share of 6.000% Non-Cumulative Preferred Stock, Series G, $0.01 par value of THE HARTFORD FINANCIAL SERVICES GROUP, INC. under the Exchange Act of 1934.

Sincerely,